For Immediate Release

HYDROGENICS REPORTS THIRD QUARTER 2003 RESULTS

Year-To-Date Revenues Increase 107 Percent to US$20.8 Million

TORONTO, November 6, 2003 — HYDROGENICS CORPORATION (TSX: HYG and NASDAQ: HYGS), a leading innovator, developer and manufacturer of fuel cell and hydrogen-related technologies, today announced its unaudited financial results for the third quarter ended September 30, 2003 and highlights of its recent corporate activity. All amounts are reported in U.S. dollars. Conference call details are provided below.

Hydrogenics’ third quarter 2003 revenues increased 25 percent to $5.5 million, compared with $4.4 million for third quarter 2002. Net loss for the third quarter 2003 was $6.6 million, or $0.12 per share, compared with a net loss of $7.0 million, or $0.14 per share, for the third quarter 2002. Year-to-date revenues increased 107 percent to $20.8 million, compared with $10.0 million for the comparable period in 2002. Net loss for the year-to-date 2003 was $14.4 million, or $0.27 per share, compared with a net loss of $15.5 million, or $0.32 per share, for the comparable period in 2002.

Gross profit for the third quarter 2003 was $1.9 million, or 35 percent of revenues, compared with $1.5 million, or 34 percent of revenues, for the comparable period in 2002. Year-to-date gross profit for 2003 was $6.9 million, or 33 percent of revenues compared with $3.1 million, or 31 percent of revenues for the comparable period in 2002.

“I am pleased with our financial results year-to-date and the sustainable growth in revenues that these results demonstrate,” said Hydrogenics’ President and CEO Pierre Rivard. “I am particularly pleased with our record gross margins and our record level of confirmed order backlog which now exceeds $17 million. Our results underscore Hydrogenics’ commitment to demonstrate that, with the right business strategy and execution, fuel cells can be a sustainable business today,” added Rivard.

THIRD QUARTER ACCOMPLISHMENTS

Commercial Sustainability — Compared with the prior year, combined SG&A and net R&D expense grew by 80 percent while top line revenues and gross profit grew by 107 percent and 121 percent, respectively. The Company is also reporting a year-to-date improvement in its productivity that is best reflected in the Company’s increased annualized revenue per employee of approximately $110,000 for the first nine months of 2003 compared with approximately $80,000 for all of 2002. In addition to this improved revenue productivity, the Company recorded $2.1 million in government grants during the first nine months of 2003. These grants are not recorded as revenues but rather as an offset to the Company’s gross R&D.

The reconciliation of the Statement of Operations and Deficit to EBITDA, before integration costs, is as follows:

	YTD 2003		YTD 2002

		% of		% of
	$000	Revenues	$000	Revenues

Revenues	20,778	100%	10,022	100%
COGS	13,849	67%	6,888	69%

Gross Margin	6,929	33%	3,134	31%
SG&A	8,837	43%	4,424	44%
Net R&D	4,517	22%	2,990	30%

EBITDA	(6,425)	(31%)	(4,280)	(43%)

Foreign currency gain (not included in EBITDA)	4,388	21%	518	13%

EBITDA is presented because it is a widely accepted performance indicator, although it should be noted that, under Generally Accepted Accounting Principles (GAAP), this indicator is not a measure of liquidity or of financial performance. EBITDA, as presented above, may not be comparable to similarly titled measures reported by other companies. While providing useful information, EBITDA should not be considered in isolation or as an alternative to net income or cash flows as determined under GAAP.

The Company’s EBITDA loss for 2003 includes the impact of approximately $2.3 million in increased expenses related to the appreciation of the Canadian dollar, as well as $1.0 million of non-recurring SG&A expenses related to the Company’s successful defense of a patent infringement lawsuit. Excluding the effect of these unanticipated expenses, EBITDA loss before integration costs would have been $3.1 million for the year-to-date. The Company’s decision to hold a significant portion of short-term investments in Canadian dollars has contributed a foreign currency gain of $4.4 million, as noted above, which more than offsets the approximate $2.3 million impact the rising Canadian dollar has had on year-to-date expenses and EBITDA.

Strategic Alliances — Hydrogenics continues to work closely with John Deere to integrate its HyPM power module technology into a variety of John Deere demonstrator vehicles. In August the two companies demonstrated a John Deere fuel cell work vehicle at the Canadian National Exhibition as part of the Company’s three year demonstration initiative with the City of Toronto. Subsequent to quarter end, Hydrogenics announced its participation in two government-funded initiatives for early-adopting markets: one funded by the U.S. Department of Energy (DOE), and the other funded through Sustainable Development Technology Canada (SDTC).

Commercial Fuel Cell Products — Hydrogenics’ 50 kW HySTAT stationary power generator/hydrogen refueler was successfully demonstrated in August as part of the Company’s three year initiative with the City of Toronto. The HySTAT unit is based on natural gas reforming and was developed with funding from the Canadian government. The demonstration highlighted the refueling capabilities of the HySTAT unit, as the unit provided hydrogen, daily, to a John Deere fuel cell demonstrator vehicle. Since Hydrogenics’ acquisition of Greenlight in January of this year, the Company’s test station product development team has been working toward the launch of a new test station that incorporates the best features of both product lines. This effort culminated in the launch of the FCATS G500 this week at the 2003 Fuel Cell Seminar in Miami. At this same event the Company also launched a commercial version of its HyPM 10 power module reflecting the significant strides in performance and durability the power module has achieved over the last two quarters.

Global Reach — Hydrogenics, through Greenlight, continues to expand its global reach by adding new domestic and international test equipment customers. The Asia-Pacific region continues to aggressively pursue advancements in the technology and this is reflected in new and repeat sales in this region. The Company has an installed base of over 370 test stations worldwide, serving more than 50 customer sites. To date, all Hydrogenics’ power module sales have been in North America, however, the number of enquiries from customers in Europe and Asia is on the rise.

SETTLEMENT OF LAWSUIT

During the third quarter, the Company received a favorable ruling in a patent infringement lawsuit brought against the Company in Federal Court in Houston, Texas. The suit accused Hydrogenics of infringing two United States patents relating to fuel cell testing. The court ruling establishes that Hydrogenics did not infringe either of the asserted patents as a matter of law. Hydrogenics has received a settlement in the form of a promissory note from the plaintiff of $0.5 million which will be recognized as a recovery of SG&A expenses when the cash is collected in future periods.

OUTLOOK

“Hydrogenics’ financial results are largely driven by our continued success selling test equipment, a fact which underscores our decision to acquire Greenlight earlier this year,” stated Mr. Rivard. “This decision was also based on our desire to focus on the development of fuel cell power products at our Mississauga operation. As evidenced by the recent SDTC and DOE awards, we are already gaining recognition as a leading developer and manufacturer of fuel cell power modules. We have shipped, or have under contract, over fifteen fuel cell power modules for a variety of mobility and stationary applications.”

“Confirmed orders in excess of $17 million and strong sales quotation activity indicate that our annual revenue guidance can still be achieved on a run-rate basis. However, due to timing of revenue recognition and tight delivery deadlines around year-end — revenues are more likely to be in the range of $28 million to $30 million, with a strong backlog flowing into 2004,” added Rivard. We remain confident that in spite of the lower revenue guidance, we will be able to achieve our target for combined gross profits and government grants. Our number one priority continues to be commercial sustainability and we remain intent on matching our headcount and capital investment to the developmental pace and adoption rate of fuel cell technology. We are pleased with our year-to-date financial performance and are looking forward to a strong finish to a successful year.”

CONFERENCE CALL DETAILS

The Company will hold a conference call with senior management to discuss the financial results in detail at 10:30 a.m. Eastern Time / 7:30 a.m. Pacific Time on November 6, 2003. To access the conference call participants should dial (719) 457 — 2617. A live Webcast of the conference call will be available on the Company’s Web site at www.hydrogenics.com. Please visit the website at least 15 minutes early to register for the teleconference Webcast and download any necessary software. A replay of the Webcast will be available following the conference call on the Hydrogenics corporate Web site.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a clean power generation company, engaged in the commercialization of hydrogen and fuel cell technology, and test stations for fuel cells. The Company is building a sustainable business with this potentially “game changing technology.” With an unrivalled experience in fuel cell test systems and relationships with key industry partners, the Company is creating innovative, clean energy solutions for transportation, stationary and portable power applications. Hydrogenics, based in Mississauga, Ontario, Canada, has operations in British Columbia, Canada, Japan, the United States, and Germany.

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and are subject to changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ Form 20F filed with the Securities and Exchange Commission on June 19, 2003 for a more complete discussion of factors that could affect Hydrogenics’ future performance. Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release

Company Contact
Hydrogenics, Mississauga, Ontario
Gary Brandt
Chief Financial Officer
Ph: 905-361-3633
Email: gbrandt@hydrogenics.com

Media Contact
Melody Gaukel
Ketchum
Ph: 416-544-4906
Email: melody.gaukel@ketchum.com

Hydrogenics Corporation
Consolidated Balance Sheets
As at September 30, 2003 and December 31, 2002

(thousands of U.S. dollars)

	September 30,	December 31,
	2003	2002

	(unaudited)
	$	$
Assets
Current assets
Cash	2,309	994
Short-term investments	48,701	59,057
Accounts receivable	6,655	5,664
Grants receivable	1,468	396
Inventories	4,617	4,780
Prepaid expenses	1,033	316

	64,783	71,207
Deposits	109	103
Property, plant and equipment	5,528	3,855
Future tax assets	3,792	—
Intangible assets	19,317	15,512
Goodwill	5,262	—

	98,791	90,677

Liabilities
Current liabilities
Accounts payable and accrued liabilities	6,266	4,105
Unearned revenue	103	571
Income taxes payable	118	144

	6,487	4,820
Long term debt	608	425
Future tax liabilities	3,792	—

	10,887	5,245

Shareholders’ Equity
Share capital and other equity	131,658	114,748
Deficit	(39,708)	(25,270)
Foreign currency translation adjustment	(4,046)	(4,046)

	87,904	85,432

	98,791	90,677

Hydrogenics Corporation
Interim Consolidated Statements of Operations and Deficit
For the three and nine-month periods ended September 30, 2003 and 2002

(unaudited)
(thousands of U.S. dollars, except share and per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002

	$	$	$	$
Revenues	5,528	4,411	20,778	10,022
Cost of revenues	3,612	2,924	13,849	6,888

	1,916	1,487	6,929	3,134

Operating expenses
Selling, general and administrative	3,230	1,788	8,837	4,424
Research and development	2,075	1,428	6,641	3,358
Research and development grants	(859)	(114)	(2,124)	(368)
Depreciation of property, plant and equipment	546	348	1,690	971
Amortization of intangible assets	3,234	3,833	9,700	11,380
Integration costs	459	—	1,249	—

	8,685	7,283	25,993	19,765

Loss from operations	(6,769)	(5,796)	(19,064)	(16,631)

Other income (expenses)
Provincial capital tax	(48)	(35)	(140)	(104)
Interest, net	131	286	498	849
Foreign currency gains	134	(1,398)	4,388	518

	217	(1,147)	4,746	1,263

Loss before income taxes	(6,552)	(6,943)	(14,318)	(15,368)
Current income tax expense	42	37	120	112

Net loss for the period	(6,594)	(6,980)	(14,438)	(15,480)
Deficit — Beginning of period	(33,114)	(13,159)	(25,270)	(4,659)

Deficit — End of period	(39,708)	(20,139)	(39,708)	(20,139)

Net loss per share
Basic and diluted	(0.12)	(0.14)	(0.27)	(0.32)
Shares used in calculating basic and diluted net loss per share	53,083,206	48,538,897	52,957,526	48,338,097

Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
For the three and nine-month periods ended September 30, 2003 and 2002

(unaudited)
(thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002

	$	$	$	$
Cash provided by (used in)
Operating activities
Net loss for the period	(6,594)	(6,980)	(14,438)	(15,480)
Items not affecting cash
Depreciation of property, plant and equipment	546	348	1,690	971
Amortization of intangible assets	3,234	3,833	9,700	11,380
Unrealized foreign exchange losses (gains)	(194)	1,421	(4,618)	(576)
Imputed interest on long term debt	55	14	78	34
Non-cash consulting fees	15	35	45	84
Net change in non-cash working capital	(1,122)	1	(1,079)	17

	(4,060)	(1,328)	(8,622)	(3,570)

Investing activities
Decrease in short-term investments	4,582	2,704	14,657	5,034
Purchase of property, plant and equipment	(56)	(128)	(1,243)	(944)
Purchase of intellectual property	—	—	—	(50)
Acquisition of subsidiary — net of cash acquired	—	(78)	(3,344)	(633)

	4,526	2,498	10,070	3,407

Financing activities
Repayment of long-term debt	(160)	(50)	(186)	(50)
Common shares issued	13	11	104	182

	(147)	(39)	(82)	132

Increase (decrease) in cash during the period	319	1,131	1,366	(31)
Effect of exchange rate changes on cash	(13)	(17)	(51)	4
Cash — Beginning of period	2,003	498	994	1,639

Cash — End of period	2,309	1,612	2,309	1,612